UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            Dated as of May 29, 2003



                               NETIA HOLDINGS S.A.
 -------------------------------------------------------------------------------
                (Translation of registrant's name into English)

                                 UL.POLECZKI 13
                              02-822 WARSAW, POLAND

 -------------------------------------------------------------------------------
                    (Address of principal executive office)





[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|

                                EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated May 13, 2003.

2. Press Release, dated May 14, 2003.

3. Press Release, dated May 15, 2003.

4. Press Release, dated May 20, 2003.

5. Press Release, dated May 20, 2003.

6. Press Release, dated May 22, 2003.

7. Press Release, dated May 22, 2003.

8. Press Release, dated May 23, 2003.

9. Press Release, dated May 26, 2003.

10. Press Release, dated May 27, 2003.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

FOR IMMEDIATE RELEASE
---------------------


                                            Contact:  Anna Kuchnio (IR)
                                                      +48-22-330-2061
                                                      Jolanta Ciesielska (Media)
                                                      +48-22-330-2407
                                                      Netia
                                                      -or-
                                                      Mark Walter
                                                      Taylor Rafferty, London
                                                      +44(0)20-7936-0400
                                                      -or-
                                                      Abbas Qasim
                                                      Taylor Rafferty, New York
                                                      212-889-4350


NETIA DISCLOSES THE COSTS OF SERIES I, II AND III NOTES ISSUE
-------------------------------------------------------------

WARSAW, Poland - May 13, 2003 - Netia Holdings S.A. ("Netia" or the "Company") (WSE: NET, NET2), Poland's largest alternative provider of fixed-line telecommunications services, today announced that as at the date of this report it incurred total costs of approximately PLN 73m (the "2002/2003 Issue Costs") in connection with the securities referred to in Netia's Polish prospectus dated April 17, 2002, published in Poland on December 2, 2002, as amended on April 24, 2003 (the "Prospectus"), including the issue of series I, II and III notes. In view of the complexity of the offering made pursuant to the Prospectus, the 2002/2003 Issue Costs are recorded jointly with regard to all securities offered pursuant to the Prospectus.

The 2002/2003 Issue Costs include:

     o    the costs of preparing and executing the issuance of approx. PLN 60m;

     o the costs of drafting the Prospectus, including the advisory fees, of approx. PLN 9m;

     o the underwriter's fee under the service underwriting agreement of PLN 20,000 quarterly;

     o    other costs of approx. PLN 4m.

The Company has incurred no costs in connection with promoting the issuance. The above-mentioned amounts have been estimated based on the received invoices and accrued expenditures related to non-invoiced services.

Out of the total amount of the 2002/2003 Issue Costs, approx. PLN 26m were recorded in the Company's accounting records and financial statements as a reduction of the share premium recorded on the issue of series H shares. The remaining costs were recorded as the financial costs, with the exception of costs related to the service underwriting agreement, which will be recorded after their occurrence.

The average costs of executing the subscription for the securities issued pursuant to the Prospectus, including series I, II and III notes, equaled approximately the average cost of subscription per series H, J and K share of PLN 0.18.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003, its Current Report on Form 6-K filed with the Commission on April 24, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003 and its Current Report on Form 6-K filed with the Commission on May 7, 2003 . Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                            Contact:  Anna Kuchnio (IR)
                                                      +48-22-330-2061
                                                      Jolanta Ciesielska (Media)
                                                      +48-22-330-2407
                                                      Netia
                                                      -or-
                                                      Mark Walter
                                                      Taylor Rafferty, London
                                                      +44(0)20-7936-0400
                                                      -or-
                                                      Abbas Qasim
                                                      Taylor Rafferty, New York
                                                      212-889-4350

THE REGISTRATION OF NETIA'S SERIES I AND II NOTES BY THE NATIONAL SECURITIES
----------------------------------------------------------------------------
DEPOSITORY,  THE SEPARATION OF THE SUBSCRIPTION  WARRANTS AND THE DATE OF THEIR
-------------------------------------------------------------------------------
TRANSFER TO THE ENTITLED SHAREHOLDERS
-------------------------------------


WARSAW, Poland - May 14, 2003 - Netia Holdings S.A. (the "Company" or "Netia") (WSE: NET, NET2), Poland's largest alternative provider of fixed-line telecommunications services, announced today that following the Polish National Securities Depository's (the "KDPW") consideration of the Company's applications filed on April 30, 2003, the Management Board of the KDPW decided, under resolution No. 216/03 dated May 14, 2003, to:

1) register by the KDPW:

     o 31,419,172 (thirty-one million, four-hundred and nineteen thousand, one hundred and seventy-two) series I notes and assign them code No. PLNETIA00105;

     o 1,005,154 (one million, five thousand, one hundred and fifty-four) series II notes and assign them code No. PLNETIA00113; and

2) assign the following codes to the subscription warrants attached to the above-mentioned notes:

     o assign code No. PLNETIA00139 to the subscription warrants constituting two-year rights to subscribe with priority over the Company's shareholders for ordinary bearer series J shares of the Company at a nominal price of PLN 1 (one) per share (the Two-Year Warrants")

     o assign code No. PLNETIA00147 to the subscription warrants constituting three-year rights to subscribe with priority over the Company's shareholders for ordinary bearer series J shares of the Company at a nominal price of PLN 1 (one) per share (the "Three-Year Warrants").


The Company announced that on May 14, 2003, 32,424,326 Two-Year Warrants and 32,424,326 Three-Year Warrants were separated from the series I and II notes. The Two-Year Warrants and the Three-Year Warrants are to be transferred on May 16, 2003 to the accounts of the KDPW's participants (brokerage houses and depositary banks, etc.) which maintain the securities accounts of the shareholders who held Netia's shares on December 22, 2002 (the "Entitled Shareholders"). The actual date on which the subscription warrants will be recorded in the Entitled Shareholders' securities accounts depends on the internal rules and procedures applied by the particular participants of KDPW.

The series I and II notes do not give rise to substantial long- or medium-term indebtedness of Netia and have been issued solely in order to provide a means of distributing the subscription warrants.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the

Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003, its Current Report on Form 6-K filed with the Commission on April 24, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003 and its Current Report on Form 6-K filed with the Commission on May 7, 2003 . Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                         Contact:    Anna Kuchnio (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                     Netia
                                                     -or-
                                                     Mark Walter
                                                     Taylor Rafferty, London
                                                     +44(0)20-7936-0400
                                                     -or-
                                                     Abbas Qasim
                                                     Taylor Rafferty, New York
                                                     212-889-4350

THE REGISTRATION OF NETIA'S SERIES III NOTES AND SERIES J AND K SHARES BY THE
-----------------------------------------------------------------------------
NATIONAL SECURITIES DEPOSITORY, THE END OF PERIOD FOR LOGDING OBJECTIONS AND
------------------------------------------------------------------------------
APPLICATIONS WITH REGARD TO WARRANTS
------------------------------------


WARSAW, Poland - May 15, 2003 - Netia Holdings S.A. (the "Company" or "Netia") (WSE: NET, NET2), Poland's largest alternative provider of fixed-line telecommunications services, announced today that following the Polish National Securities Depository's ("KDPW") consideration of the Company's applications, the management board of KDPW resolved on May 14, 2003, to:

1) register with KDPW 18,373,785 series III notes and assign them code No. PLNETIA00121; and


2) assign the following codes to Netia's series J and K shares, respectively:
PLNETIA00089 and PLNETIA00097.


Netia stated that the period for lodging objections to crediting the investment accounts of the Company's shareholders who owned Netia's shares on December 22, 2002 (the "Eligible Shareholders") with the warrants that were previously detached from series I notes ended on May 13, 2003 with no objections being lodged.


In addition, the period for filing by the Eligible Shareholders the applications with CDM Pekao S.A. brokerage house to receive the warrants detached from series II notes (the "Applications") ended on May 13, 2003. Applications were placed by 233 Eligible Shareholders who jointly owned 20,004,789 of Netia's shares as of December 22, 2002. As a result, each Eligible Shareholder who filed the applications will receive one two-year warrant and one three-year warrant detached from series II notes for every 20 shares in Netia owned by such Eligible Shareholder as of December 22, 2002. For the purpose of this calculation, the number of shares owned as of December 22, 2002 by each Eligible Shareholder entitled to receive the warrants detached from series II notes will be rounded down to the nearest multiple of 20. As a result of such rounding, 103 two-year warrants and 103 three-year warrants detached from series II notes were not transferred to Eligible Shareholders and any rights arising thereunder will be terminated by the Company. Eligible Shareholders who filed the applications to receive the warrants detached from series II notes and who owned on December 22, 2002 less than 20 shares in Netia will not receive any warrants detached from series II notes.


The series I, II and III notes do not give rise to substantial long- or medium-term indebtedness of Netia. The series I and II notes were issued solely in order to facilitate issuance of the warrants and series III notes were issued solely in order to facilitate the implementation of Netia stock option plan adopted by Netia's supervisory board on June 28, 2002, as amended.


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003, its Current Report on Form 6-K filed with the Commission on April 24, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003 and its Current Report on Form 6-K filed with the Commission on May 7, 2003 . Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                        Contact:   Anna Kuchnio (IR)
                                                   +48-22-330-2061
                                                   Jolanta Ciesielska (Media)
                                                   +48-22-330-2407
                                                   Netia
                                                   -or-
                                                   Mark Walter
                                                   Taylor Rafferty, London
                                                   +44(0)20-7936-0400
                                                   -or-
                                                   Abbas Qasim
                                                   Taylor Rafferty, New York
                                                   212-889-4350


NETIA HOLDINGS S.A. CONVENES ORDINARY SHAREHOLDERS' MEETING
-----------------------------------------------------------


WARSAW, Poland - May 20, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET, NET2), Poland's largest alternative provider of fixed-line telecommunications services, today announced that it will hold an ordinary shareholders' meeting in Warsaw on June 12, 2003, to approve (i) the management board's report and financial statements for the 2002 financial year, (ii) changes in remuneration of members of the supervisory board and (iii) the amendments to Netia's statute.

Netia is proposing to amend its statue to change its name from "Netia Holdings S.A." to "Netia S.A." and to reflect in the statute its current registered share capital which includes series H shares registered by the Polish court in connection with Netia's financial restructuring.

Participating in the Ordinary Shareholders' Meeting on June 12, 2003
--------------------------------------------------------------------
(the "Meeting")
---------------

Shareholders holding publicly traded bearer shares and registered shares shall have the right to participate in the Meeting on condition that at least 7 days prior to the date of the Meeting (i.e. by June 5, 2003 at 17.00 hours Warsaw time) they deliver to the Company depository certificates issued by the brokerage house keeping such Shareholder's securities account, or by Centralny Dom Maklerski PEKAO SA.

Shareholders who own non-publicly traded bearer shares shall have the right to participate in the Meeting provided that their shares are deposited with the Company at least 7 days prior to the date of the Meeting, i.e. by June 5, 2003 at 17.00 hours Warsaw time.

Proxies of Shareholders who are legal persons must present an up-to-date copy of an extract from an appropriate register stating who is authorized to represent such entities, and respective powers of attorney. The power of attorney authorizing a proxy to participate in the Meeting must be in writing.

The list of Shareholders authorized to participate in the Meeting shall be available for inspection at the Company's offices 3 days prior to the Meeting.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003, its Current Report on Form 6-K filed with the Commission on April 24, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003 and its Current Report on Form 6-K filed with the Commission on May 7, 2003 . Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                          Contact:   Anna Kuchnio (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                     Netia
                                                     -or-
                                                     Mark Walter
                                                     Taylor Rafferty, London
                                                     +44(0)20-7936-0400
                                                     -or-
                                                     Abbas Qasim
                                                     Taylor Rafferty, New York
                                                     212-889-4350


TRANSFER OF THE WARRANTS TO THE ENTITLED SHAREHOLDERS
-----------------------------------------------------

WARSAW, Poland - May 20, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET, NET2), Poland's largest alternative provider of fixed-line telecommunications services, today announced that on May 15, 2003, Netia Holdings Incentive Share Company Limited transferred 64,847,952 subscription warrants to the entitled entities, as required pursuant to the provisions of the prospectus for the issuance of Netia's shares and notes, dated April 17, 2002, prepared under Polish law and made publicly available on December 2, 2002, as subsequently amended on April 14, 2003. The transaction was settled on May 16, 2003.

As a result of the transaction, 31,419,172 subscription warrants separated from the series I notes issued by Netia on April 29, 2003, each entitling its holder to subscribe for one series J share of Netia by April 29, 2005 (the "Two-Year Warrants") and the 31,419,172 subscription warrants, each entitling its holder to subscribe for one series J share of Netia by April 29, 2006 (the "Three-Year Warrants"), have been transferred to the persons who were Netia's shareholders of record as at December 22, 2002 (the "Entitled Shareholders"). As part of the same transaction, 1,004,806 Two-Year Warrants and 1,004,806 Three-Year Warrants separated from the series II notes issued by Netia on April 29, 2003, have been transferred to 232 Entitled Shareholders who submited their applications between May 5 and May 13, 2003.

On May 19, 2003, one of the participants of Polish National Depository for Securities informed Centralny Dom Maklerski Pekao S.A. that one confirmation of rights to subscribe for the subscription warrants attached to the series II notes was issued in error. 245 Two-Year Warrants and 245 Three-Year Warrants were allocated based on such erroneous confirmation. However, the warrants were not recorded in the securities account of the person who placed such order and were subsequently returned to Netia Holdings Incentive Share Company Limited on May 19, 2003.

Consequently, Netia's press release, dated May 15, 2003, contained some incorrect data. Valid subscription orders were submitted by 232 Entitled Shareholders, rather than by 233, as reported, who as at December 22, 2002 held a total of 19,999,897 of Netia shares, rather than 20,004,789, as reported.

Out of the 245 Two-Year Warrants and 245 Three-Year Warrants, 243 Two-Year Warrants and 243 Three-Year Warrants shall be transferred to the Entitled Shareholders who filed their valid orders, whereas and 2 Two-Year Warrants and 2 Three-Year Warrants shall be cancelled. As a result of the foregoing, the total number of cancelled warrants shall be 105 Two-Year Warrants and 105 Three-Year Warrants, not 103 Two-Year Warrants and 103 Three-Year Warrants as stated in the earlier release. The correctional transaction involving the transfer of additional 243 Two-Year Warrants and 243 Three-Year Warrants shall be effected on May 21, 2003.

Following consultations with the Warsaw Stock Exchange, Netia plans to introduce the subscription warrants to trading on the Warsaw Stock Exchange on May 27, 2003.

The series I and II notes do not give rise to substantial long- or medium-term indebtedness of Netia and have been issued solely in order to provide a means of distributing the subscription warrants.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003, its Current Report on Form 6-K filed with the Commission on April 24, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003 and its Current Report on Form 6-K filed with the Commission on May 7, 2003 . Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                           Contact:   Anna Kuchnio (IR)
                                                      +48-22-330-2061
                                                      Jolanta Ciesielska (Media)
                                                      +48-22-330-2407
                                                      Netia
                                                      -or-
                                                      Mark Walter
                                                      Taylor Rafferty, London
                                                      +44(0)20-7936-0400
                                                      -or-
                                                      Abbas Qasim
                                                      Taylor Rafferty, New York
                                                      212-889-4350


NETIA PRESENTS OUTLINE OF ITS MEDIUM-TERM STRATEGY
--------------------------------------------------

WARSAW, Poland - May 22, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET, NET2), Poland's largest alternative provider of fixed-line telecommunications services, today announced the outline of its five-year business strategy, as approved by Netia's Supervisory Board. The recently adopted strategy includes the following major objectives:

Vision
------

To be Poland's provider of choice for business communications services.

Mission
-------

To provide a comprehensive range of value added telecommunications services focusing future growth and product development on meeting the needs of business clients while maintaining its commitment to best practice in delivering services to the mass market. We will strive to ensure the highest level of customer satisfaction and offer advanced solutions, including data transmission, Internet and broadband services in addition to traditional voice products.

Strategy
--------

To continue to build on Netia's record of double-digit revenue growth and increasing EBITDA margins by expanding its range of business-based services. This will be achieved through: (i) acquisitions, (ii) economically justified network extensions, increasing our available footprint through organic build-out and/or assets acquisitions, and (iii) introduction of new products and services. Investment in the mass market segment will be allocated to customer retention, churn reduction and maintenance of the existing customer base. Netia's development will be financed from Netia's own resources and savings created by:
(i) optimization of the mass market segment, (ii) implementation of additional operational improvements within Netia, and (iii) financial synergies arising from mergers with acquired companies. However, the acquisitions of large entities, including mergers, may require additional financing.

Key Business Objectives
-----------------------

1. Introduce new products and services for the business segment following client needs and technological trends;

2. Reorganize the way in which commercial services are delivered to business clients by providing key accounts and significant corporate customers, i.e., those clients generating or expected to generate a substantial portion of Netia's revenues, with improved levels of service. This will require a reorganization of the relevant units within Netia and appropriate reallocations of operating and capital investments;

3. Optimize the level of service and expenses allocated to the mass market segment by capitalizing on efficiencies available with the newly implemented customer relationship management (CRM) system;

4. Acquire other telecommunications operators which support Netia's strategic focus on the business segment as demonstrated by the recent acquisition of TDC Internet Polska S.A.; and

5. Deliver attractive average annual growth rates in double digits and consistent earnings for investors demonstrated by steady year-on-year operating margin improvements, with revenues doubling and EBITDA margins reaching 35% by 2008.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003, its Current Report on Form 6-K filed with the Commission on April 24, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003 and its Current Report on Form 6-K filed with the Commission on May 7, 2003 . Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                          Contact:  Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    -or-
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44(0)20-7936-0400
                                                    -or-
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    +1-212-889-4350


NETIA APPLIES FOR LISTING OF WARRANTS AND SERIES J SHARES ON THE WARSAW STOCK
-----------------------------------------------------------------------------
EXCHANGE
--------

WARSAW, Poland - May 22, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET, NET2), Poland's largest alternative provider of fixed-line telecommunications services, today announced that on May 21, 2003, Netia filed the following motions with the Warsaw Stock Exchange: (i) a motion to introduce to trading 32,424,221 two-year subscription warrants, entitling their holders to subscribe for series J shares by April 29, 2005; (ii) a motion to introduce to trading 32,424,221 three-year subscription warrants, entitling their holders to subscribe for series J shares by April 29, 2006; and (iii) a motion to introduce 64,848,652 ordinary bearer series J shares to be issued as a result of exercise of the subscription warrants by their holders, PLN 1 par value per share, to trading on the main market of the Warsaw Stock Exchange.

In addition, Netia announced that following a correctional transaction effected on May 21, 2003, Netia Holdings Incentive Share Company Limited has transferred a total of 486 subscription warrants in accordance with the provisions of the Netia's prospectus for notes and shares dated April 17, 2002, prepared under Polish law which was made publicly available on December 2, 2002, together with the amendments which were made publicly available on April 14, 2003.

This correctional transaction involved transferring 243 two-year subscription warrants and 243 three-year subscription warrants to 24 persons holding Netia's shares as at December 22, 2002, who submitted the valid subscription orders for subscription warrants detached from series II notes.

The series II notes do not give rise to substantial long- or medium-term indebtedness of Netia and have been issued solely in order to provide a means of distributing the subscription warrants.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003, its Current Report on Form 6-K filed with the Commission on April 24, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003 and its Current Report on Form 6-K filed with the Commission on May 7, 2003 . Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                         Contact:   Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    -or-
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44(0)20-7936-0400
                                                    -or-
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    +1-212-889-4350

NETIA HOLDINGS S.A. CLOSES TRANSFER BOOKS FOR ITS ADSS AND DECIDES NOT TO APPLY
-------------------------------------------------------------------------------
FOR RE-LISTING ON NASDAQ
------------------------

WARSAW, Poland - May 23, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET, NET2), Poland's largest alternative provider of fixed-line telecommunications services, today announced that its management decided to terminate the Deposit Agreement dated August 3, 1999, as subsequently amended, (the "Deposit Agreement"), between Netia, The Bank of New York (the "Depositary") and the owners and beneficial owners of the American Depositary Shares (the "ADSs") issued thereunder. Netia is taking all steps required to terminate the Deposit Agreement, as stipulated therein. Netia also requested that the Depositary immediately close the transfer books kept by it for the ADSs. Following the closing of the transfer books, the Depositary may not issue any new ADSs or accept any new shares for deposit under the Deposit Agreement. Netia expects that these decisions will permit it to apply for assimilation of the two trading symbols for its ordinary shares on the Warsaw Stock Exchange and all shares will thereafter trade under the same trading symbols.

In addition, pursuant to the Management Board's resolution, Netia informed the Nasdaq Stock Market that it would not seek to apply for re-listing of Netia's securities to the Nasdaq SmallCap Market at this time.

Netia's Management Board took into consideration the following factors in reaching these decisions:

     o Following its delisting in October 2002 from the Nasdaq National Market, the liquid market for Netia's securities in the United States was extremely limited;

     o After completion of our restructuring, Netia's shares covered by the Deposit Agreement and therefore entitled to be exchanged for ADSs represent approximately 9% of Netia's share capital on a fully diluted basis;

     o As of May 22, 2003, Netia's shares actually deposited with the Depositary under the Deposit Agreement represented approximately 0.57% of Netia's share capital on a fully diluted basis; and

     o Closing of the transfer books for Netia's ADSs and termination of the Deposit Agreement will enable Netia to assimilate two separate trading lines for Netia's shares on the Warsaw Stock Exchange and, consequently, significantly enhance the liquidity for Netia's shares on the Warsaw Stock Exchange.

Netia's Management Board decided that it will be in Netia's best interest to concentrate its capital markets activities in Poland.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003, its Current Report on Form 6-K filed with the Commission on April 24, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003 and its Current Report on Form 6-K filed with the Commission on May 7, 2003 . Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                        Contact:   Anna Kuchnio (IR)
                                                   +48-22-330-2061
                                                   Jolanta Ciesielska (Media)
                                                   +48-22-330-2407
                                                   Netia
                                                   -or-
                                                   Mark Walter
                                                   Taylor Rafferty, London
                                                   +44(0)20-7936-0400
                                                   -or-
                                                   Abbas Qasim
                                                   Taylor Rafferty, New York
                                                   +1-212-889-4350


NETIA'S SUBSCRIPTION WARRANTS AND SERIES J SHARES ADMITTED TO TRADING ON THE
----------------------------------------------------------------------------
WARSAW STOCK EXCHANGE
---------------------

WARSAW, Poland - May 26, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET, NET2), Poland's largest alternative provider of fixed-line telecommunications services, today announced that on May 26, 2003, the Warsaw Stock Exchange ("WSE") decided to:

- introduce to trading 32,424,221 two-year subscription warrants, entitling their holders to subscribe for Netia's series J shares by April 29, 2005. Two-year subscription warrants will commence trading on WSE on May 27, 2003 under the ticker "NETPPO2";

- introduce to trading 32,424,221 three-year subscription warrants, entitling their holders to subscribe for Netia's series J shares by April 29, 2006. Three-year subscription warrants will commence trading on WSE on May 27, 2003 under the ticker "NETPPO3"; and

- introduce to trading 64,848,652 ordinary bearer series J shares, PLN 1 par value per share to be issued to warrant holders upon exercise of their subscription warrants.

Investors who wish to exercise their subscription warrants and acquire Netia's series J shares at the issue price of PLN 2.53 shall place an appropriate subscription order with a brokerage house keeping the securities account for subscription warrants. Investors whose subscription warrants were recorded for their benefit on an account of a trustee or the issue sponsor shall contact CDM Pekao S.A. brokerage house in order to obtain information on the procedure for placing the subscription orders for series J shares.

The series J shares will be introduced to trading on WSE through the assimilation with Netia's shares currently traded under the ticker "NET2".

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003, its Current Report on Form 6-K filed with the Commission on April 24, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003 and its Current Report on Form 6-K filed with the Commission on May 7, 2003 . Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                           Contact:   Anna Kuchnio (IR)
                                                      +48-22-330-2061
                                                      Jolanta Ciesielska (Media)
                                                      +48-22-330-2407
                                                      Netia
                                                      -or-
                                                      Mark Walter
                                                      Taylor Rafferty, London
                                                      +44(0)20-7936-0400
                                                      -or-
                                                      Abbas Qasim
                                                      Taylor Rafferty, New York
                                                      +1-212-889-4350


NETIA RECEIVES FAVOURABLE COURT RULING WITH REGARD TO ITS DIAL-UP INTERNET
--------------------------------------------------------------------------
SERVICE
-------

WARSAW, Poland - May 27, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET, NET2), Poland's largest alternative provider of fixed-line telecommunications services, today announced that on May 26, 2003, the Warsaw District Court for Competition and Consumer Protection (the "Court") dismissed an appeal of Telekomunikacja Polska S.A. ("TP S.A.") from the decision of the President of the Office for the Regulation of Telecommunications (currently, the President of Office for the Regulation of Telecommunications and Post) ("ORTP"), dated February 15, 2002, regarding dial-up Internet access through Netia's access number for TP S.A.'s customers in the Lublin numbering area. Despite immediate enforceability of the decision of the President of ORTP, TP S.A. had not been complying with that decision. The Court found all TP S.A.'s claims in its appeal to be without merit. The Court's ruling is final and unappealable. Netia intends to bring a claim against TP S.A. for incurred damages.

One of the crucial issues decided earlier by the President of ORTP and upheld recently by the Court concerned interconnection settlements. The President of ORTP decided that the interconnection rates should be based on costs determined on the basis of interconnection rates applied by the European telecommunications operators which rates are significantly different from the rates proposed by TP S.A.

Netia launched its dial-up Internet access number (020 9267) in October 2001. This service was prepared in such a way as to enable access for subscribers of other telecom operators. Due to time-consuming negotiations with TP S.A. regarding interconnection settlements, the arbitration procedure and appeals by TP S.A. from the decisions of the President of ORTP, Netia's dial-up Internet service is currently available only to Netia's customers. Since February 2002 TP S.A. has denied its subscribers an access to Netia's dial-up Internet service.

Similar decisions of the President of ORTP with respect to access to Netia's dial-up Internet service though our access number in other regions of Poland were also appealed by TP S.A.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003, its Current Report on Form 6-K filed with the Commission on April 24, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003 and its Current Report on Form 6-K filed with the Commission on May 7, 2003 . Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     Date:  May 29, 2003



                                     NETIA HOLDINGS S.A.



                                     By: /S/ WOJCIECH MADALSKI
                                       -----------------------------------------
                                       Name:  Wojciech Madalski
                                       Title: Chief Executive Officer, President





                                     By: /S/ ZBIGNIEW LAPINSKI
                                        ----------------------------------------
                                        Name:  Zbigniew Lapinski
                                        Title: Chief Financial Officer